Exhibit (a)(1)(P)

NOTICE TO PARTICIPANTS IN THE

CUBIST PHARMACEUTICALS, INC. 401(K) PLAN

Date: January 6, 2015

As you may know, Mavec Corporation, a Delaware corporation, a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation has offered to purchase each of the issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation, for $102.00 in cash, less any applicable withholding for taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 19, 2014 (as may be amended or supplemented from time to time, the “Offer”) that was previously mailed to you.

You are receiving this notice as an update to the notice (the “Original Notice”) sent to you in December regarding the Offer being made for all outstanding Shares, including the Shares credited to your account under the Cubist Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of January 20, 2015.

The Original Notice contained an incorrect phone number for contacting Prudential Bank & Trust, FSB, the trustee of the Plan (the “Trustee”). The correct number where the Trustee can be reached Monday through Friday from 8:00 a.m. to 9:00 p.m., Eastern Time is 1-877-778-2100. You can also go online at www.prudential.com/online/retirement.

The “Instruction Form” enclosed with the Original Notice contains a label with your name and address. The number listed on the label is the percentage of your Shares you would like to tender; it is not the number of Shares allocated to your Plan account.

AS DESCRIBED IN THE ORIGINAL NOTICE, IF YOU DO NOT SUBMIT COMPLETE TENDER INSTRUCTIONS TO THE INDEPENDENT PLAN TABULATOR BEFORE THE PLAN DEADLINE, THE TRUSTEE WILL TREAT THIS AS AN INSTRUCTION NOT TO TENDER.